Exhibit 99.1

Compton Petroleum Corporation
Consolidated Financial Statements
March 31, 2009
(Unaudited)

Compton Petroleum Corporation
Consolidated Balance Sheets
(thousands of dollars)

	March 31, 2009	December 31, 2008
	(unaudited)
Assets

Current
Cash	$6,115	$3,892
Accounts receivable	47,302	65,217
Risk management gain (Note 12b)	7,619	8,284
Other current assets	15,705	12,163

	76,741	89,556

Property and equipment	2,068,895	2,088,668
Goodwill	9,933	9,933
Other assets	472	426

	$2,156,041	$2,188,583

Liabilities

Current
Accounts payable	$71,197	$125,292
Future income taxes	2,134	2,403

	73,331	127,695

Long term debt (Note 3)	885,055	829,321
Asset retirement obligations (Note 6)	34,164	34,281
Future income taxes	286,905	302,834
Non-controlling interest (Note 7)	58,966	59,762

	1,338,421	1,353,893

Shareholders’ equity

Capital stock (Note 4)	237,349	237,703
Contributed surplus (Note 8a)	33,682	33,030
Retained earnings	546,589	563,957

	817,620	834,690

	$2,156,041	$2,188,583

See accompanying notes to the consolidated financial statements

Compton Petroleum Corporation
Consolidated Statements of Earnings (Loss) and Other Comprehensive Income
(unaudited) (thousands of dollars, except per share amounts)

Three months ended March 31,	2009	2008

Revenue
Oil and natural gas revenues	$68,899	$160,699
Royalties	(12,040)	(33,487)
	56,859	127,212
Expenses
Operating	21,490	28,842
Transportation	1,483	2,254
General and administrative	6,657	8,922
Stock-based compensation (Note 8c)	915	2,996
Strategic review and restructuring	-	2,568
Interest and finance charges (Note 9)	13,917	15,851
Foreign exchange and other (gains) and losses (Note 13)	16,738	16,172
Risk management (gain) loss (Note 12c)	(8,991)	162
Depletion and depreciation	35,558	41,807
Accretion of asset retirement obligations	736	812
	88,503	120,386

Earnings (loss) before taxes and non-controlling interest	(31,644)	6,826
Income taxes (Note 11)
Current	425	8
Future	(16,198)	3,286
	(15,773)	3,294

Earnings (loss) before non-controlling interest	(15,871)	3,532
Non-controlling interest (Note 7)	1,497	1,913

Net earnings (loss) and other comprehensive income	(17,368)	1,619
Net earnings (loss) per share (Note 10)
Basic	$(0.14)	$0.01

Diluted	$(0.14)	$0.01

Compton Petroleum Corporation
Consolidated Statements of Retained Earnings
(unaudited) (thousands of dollars)

Three months ended March 31,	2009	2008

Retained earnings, beginning of period	$563,957	$609,852
Net earnings (loss)	(17,368)	1,619
Premium on redemption of shares (Note 4)	-	(597)

Retained earnings, end of period	$546,589	$610,874

See accompanying notes to the consolidated financial statements.

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(unaudited) (thousands of dollars)

Three months ended March 31,	2009	2008

Operating activities
Net earnings (loss)	$(17,368)	$1,619
Amortization and other	420	(107)
Depletion and depreciation	35,558	41,807
Accretion of asset retirement obligations	736	812
Unrealized foreign exchange and other (gains) and losses	16,730	16,177
Future income taxes	(16,198)	3,286
Unrealized risk management (gain) loss	664	773
Stock-based compensation	499	2,249
Asset retirement expenditures	(497)	(940)
Non-controlling interest	1,497	1,913
	22,041	67,589
Change in non-cash working capital	(7,925)	326

	14,116	67,915

Financing activities
Issuance (repayment) of bank debt	39,249	35,238
Proceeds from share issuances (net)	-	1,918
Distributions to partner	(2,293)	(2,292)
Redemption of common shares	(200)	(724)

	36,756	34,140

Investing activities
Property and equipment additions	(16,142)	(101,050)
Property acquisitions	-	(10,998)
Property dispositions	-	480
Change in non-cash working capital	(32,507)	17,462

	(48,649)	(94,106)

Change in cash	2,223	7,949

Cash, beginning of period	3,892	8,665

Cash, end of period	$6,115	$16,614

See accompanying notes to the consolidated financial statements.

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

1.         Basis of presentation

Compton Petroleum Corporation (the “Company” or “Compton”) explores for and produces petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) in accordance with Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, as outlined in Note 7.

These consolidated interim financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada.  Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008.  The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2008 except as disclosed in Note 2 below.

All amounts are presented in Canadian dollars unless otherwise stated.

2.         Changes in accounting policies and procedures

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”.  The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets.  The adoption of this standard has had no significant impact on the Company’s consolidated financial statements.

In February 2008, the Accounting Standards Board (“AcSB”) confirmed the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to International Financial Reporting Standards (“IFRS”) and set the date for convergence at January 1, 2011.  The Company is in the process of scoping the magnitude of the conversion project, identifying areas where differences exist between GAAP and IFRS and identifying areas where significant choices exist between alternative accounting treatments.  The Company expects the transition to IRFS to have an impact on the consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which requires all assets and liabilities of an acquired business be recorded at fair value at acquisition.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition related costs are expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.  The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.  The Company is currently assessing the impact of the new standard on its consolidated financial statements.

In January 2009, the CICA issued Handbook Section 1601,”Consolidations” and Section 1602, “Non-controlling Interests”.  Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

3.         Long term debt

	March 31, 2009	December 31, 2008

Syndicated bank debt
Prime rate	$60,000	$20,000
Bankers’ acceptance	270,000	270,000
Discount to maturity	(1,350)	(599)
	328,650	289,401
Senior term notes
US $450 million senior term notes	567,090	551,070
Unamortized transaction costs	(10,685)	(11,150)
	556,405	539,920

	$885,055	$829,321

As at March 31, 2009, the Company had arranged a $500 million authorized senior credit facility with a syndicate of banks.  Certain syndicate members representing $90 million of the facility have elected not to extend their participation beyond the term date of the renewed facility, July 2, 2009.

The scheduled annual review of the facility is currently ongoing and if not extended, amounts then outstanding under the facility are due July 3, 2010.  Additionally, should the four remaining syndicate members, three of which are Canadian chartered banks, not increase their participation or no new syndicate participants are secured, the authorized amount would be reduced to $410 million or such other amount as the syndicate may determine.

The amount that may be drawn on the facility is limited by a provision contained in the senior term note trust indenture.  The provision limits secured debt to an amount not to exceed an adjusted consolidated net tangible asset value (“ACNTA”) as defined in the indenture.  The ACNTA calculation is made quarterly and is based upon year end reserves utilizing December 31, 2008 constant dollar prices.  A preliminary ACNTA calculation at March 31, 2009 indicates that drawings on our secured debt may be limited to approximately $392 million as a result of this provision.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Company’s assets and undertakings.

4.         Capital stock

Issued and outstanding
	March 31, 2009		December 31, 2008
	Number of shares	Amount	Number of shares	Amount
	(000s)		(000s)
Common shares outstanding, beginning of period	125,760	$237,703	129,098	$235,871
Shares issued for services	-	-	50	490
Shares issued under stock option plan	-	-	1,388	10,363
Shares repurchased	(187)	(354)	(4,776)	(9,021)

Common shares outstanding, end of period	125,573	$237,349	125,760	$237,703

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

4.         Capital stock (continued)

The Company’s normal course issuer bid program expired on March 24, 2009.  Under the program, the Company could purchase for cancellation up to 6 million of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.  During the three months ended March 31, 2009, the Company purchased for cancellation 187,000 common shares at an average price of $1.07 per share (December 31, 2008 - 4,775,900 shares at an average price of $1.85 per share) pursuant to the normal course issuer bid. Any excess of the purchase price over book value has been charged to retained earnings, and any excess of the book value over the purchase price has been charged to contributed surplus.  The Company has not renewed the program.

5.         Capital structure

The Company’s capital structure is comprised of working capital, shareholders’ equity plus long-term debt.  The Company’s objectives when managing its capital structure are to:

a)	ensure the Company can meet its financial obligations,
b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets, and
c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Company’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Company monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other (gains) and losses (“adjusted EBITDA”).

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	March 31, 2009	December 31, 2008

Senior term notes	$567,090	$551,070
Bank debt	330,000	290,000
Long-term debt	897,090	841,070
Adjusted working capital (surplus) deficiency*	2,075	44,020
Total net debt	899,165	885,090
Total shareholders’ equity	817,620	834,690

Total capitalization	$1,716,785	$1,719,780

Total net debt to capitalization ratio	52%	51%
* Adjusted working capital excludes risk management items and related future income taxes

The Company’s total net debt to capitalization increased to 52% at March 31, 2009 from 51% at December 31, 2008 largely as a result of the translation of the Company’s US dollar denominated senior term notes, which impacts the carrying value of the senior term notes and shareholders’ equity.

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

5.         Capital structure (continued)

Compton’s senior term notes, due December 2013, are translated into Canadian dollars at the exchange rate at period end.  Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes.  The carrying value of the notes at March 31, 2009 increased by $16.0 million from December 31, 2008 as a result of the unrealized loss on translation.

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.  At March 31, 2009, total net debt to adjusted EBITDA was 3.4x (December 31, 2008 - 2.9x) calculated on a trailing 12 month basis as follows:

	March 31, 2009		December 31, 2008

Total net debt	$899,165		$885,090

12 months ended	March 31, 2009		December 31, 2008

Net earnings (loss)	$(61,990)		$(43,003)
Add (deduct)
Interest and finance charges	58,977		60,911
Income taxes	(4,243)		14,824
Depletion and depreciation	151,724		157,973
Accretion of asset retirement obligations	3,066		3,142
Foreign exchange and other (gains) and losses	114,348		113,782

Adjusted EBITDA	$261,882		$307,629

Total net debt to adjusted EBITDA	3.4	x	2.9	x

The significant decline in commodity prices over the past nine months, together with the weakening of the Canadian dollar against that of the United States, has had a major impact on the Company’s operations and capital structure.  As a result, Compton’s capital structure, at March 31, 2009, is outside the internal targets as disclosed above.  Currently the Company is considering various alternatives to correct this issue including modifications to the Company’s capital expenditure program, divesting of assets, issuing new debt or equity and other potential alternatives.  The Company has engaged the services of external advisors to assist in this initiative.

Compton is subject to certain financial covenants relating to its credit facility and senior notes and at March 31, 2009 is in compliance with all such financial covenants.

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

6.         Asset retirement obligations

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

	March 31, 2009	December 31, 2008

Asset retirement obligations, beginning of period	$34,281	$36,696
Liabilities incurred	200	2,923
Liabilities settled and disposed	-	(6,345)
Accretion expense	736	3,142
Revision of estimate	(1,053)	(2,135)

Asset retirement obligations, end of period	$34,164	$34,281

7.         Non-controlling interest

Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of MPP.  Equity in MPP, attributable to its partners, is recorded on consolidation as a non-controlling interest and is comprised of the following:

	March 31, 2009	December 31, 2008

Non-controlling interest, beginning of period	$59,762	$63,311
Earnings attributable to non-controlling interest	1,497	5,622
Distributions to limited partner	(2,293)	(9,171)

Non-controlling interest, end of period	$58,966	$59,762

Distributions to MPP relate to payments made pursuant to a processing agreement between the Company and MPP which together with associated management and option agreements expired on April 30, 2009.  These agreements were renewed with MPP for a further five-year period under substantially the same terms and conditions.

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders.  The maximum liability pursuant to the guarantee at March 31, 2009 is $0.8 million and the maximum liability under the renewed processing agreement dated April 30, 2009 would be $47.9 million.  The Company has determined that its exposure to loss under these arrangements is minimal, if any.

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

8.         Stock-based compensation plans

a)         Stock option plan

The following tables summarize the information relating to stock options:

	March 31, 2009		December 31, 2008
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(000s)		(000s)

Outstanding, beginning of period	11,131	$8.07	12,084	$8.49
Granted	603	$0.97	1,512	$3.97
Exercised	-	-	(1,388)	$5.24
Forfeited	(1,219)	$9.06	(1,077)	$10.66

Outstanding, end of period	10,515	$7.54	11,131	$8.07

Exercisable, end of period	7,591	$8.00	7,428	$7.59

The range of exercise prices of stock options outstanding and exercisable at March 31, 2009 was as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
	(000s)			(000s)
$0.91 - $1.99	2,115	3.3	$1.28	650	$1.83
$2.00 - $3.99	1,530	2.0	$3.13	1,530	$3.13
$4.00 - $6.99	1,064	2.7	$4.27	1,062	$4.27
$7.00 - $9.99	1,252	1.4	$8.10	976	$7.84
$10.00 - $11.99	2,051	2.3	$11.27	1,326	$11.21
$12.00 - $13.99	1,355	1.4	$12.63	1,162	$12.59
$14.00 - $18.39	1,148	1.9	$14.75	885	$14.75

	10,515	2.2	$7.54	7,591	$8.00

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Three months ended March 31,	2009	2008

Weighted average fair value of options granted	$0.70	$3.84
Risk-free interest rate	1.4%	3.5%
Expected life (years)	3.0	5.0
Expected volatility	64.7%	38.4%

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

8.         Stock-based compensation plans (continued)

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation and other items:

	March 31, 2009	December 31, 2008

Contributed surplus, beginning of period	$33,030	$24,233
Stock-based compensation expense	499	8,826
Stock options exercised	-	(3,096)
Excess of book value over purchase price on normal course issuer bid	153	3,067

Contributed surplus, end of period	$33,682	$33,030

b)         Restricted share unit plan

On March 1, 2008, the Company implemented a Restricted Share Unit Plan (“RSU” or “the Plan”) for employees, officers and directors.  The purpose of the Plan is to attract and retain personnel necessary to the successful operation of the Company and promote greater alignment of their interests to that of Compton’s shareholders.  Under the Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the Plan.  Generally RSUs so granted vest over three years commencing with the first anniversary date of the grant and entitles the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU.  As at March 31, 2009 there are 388,767 RSUs outstanding under the Plan.  The Board of Directors, in 2008, fixed a minimum cash payment amount of $12.00 per RSU, relating to 208,767 RSUs granted to employees.  The balance was issued at fair value to officers and directors of the Company.

In accordance with CICA Handbook section 3870 the Company recognizes, as compensation costs, the change in the intrinsic value of the RSUs over the vesting period.  During the three months ending March 31, 2009, the Company recognized, within stock-based compensation, $0.4 million (March 31, 2008 - $0.7 million) of compensation costs related to outstanding RSUs.  The corresponding liability is included in accounts payable as at March 31, 2009.  All outstanding RSUs expire in 2011.

c)         Stock-based compensation expense

The following table presents amounts charged to stock-based compensation expense during the period ended are as follows:

Three months ended March 31,	2009	2008

Stock option plan	$499	$2,249
Restricted share unit plan	416	747

	$915	$2,996

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

9.         Interest and finance charges

Amounts charged to interest expense during the period were:

Three months ended March 31,	2009	2008

Interest on bank debt, net	$2,053	$6,458
Interest on senior term notes	11,173	8,980
Other finance charges	691	413

	$13,917	$15,851

Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

10.         Per share amounts

The following table summarizes the common shares used in calculating net earnings per common share:

Three months ended March 31,	2009	2008

Weighted average common shares outstanding - basic	125,578	129,182
Effect of stock options	-	3,387

Weighted average common shares outstanding - diluted	125,578	132,569

11.         Income taxes

The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

Three months ended March 31,	2009	2008

Earnings (loss) before taxes and non-controlling interest	$(31,644)	$6,826

Canadian statutory rates	29.0%	29.5%
Expected income taxes	$(9,177)	$2,014
Effect on taxes resulting from:
Non-deductible stock-based compensation	145	664
Effect of tax rate changes and temporary differences recorded at future rates	(9,199)	(1,612)
Non-taxable capital (gains) losses	2,397	2,386
Other	61	(158)

Provision for income taxes	$(15,773)	$3,294

Current	$425	$8
Future	(16,198)	3,286

	$(15,773)	$3,294

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

12.         Financial instruments and risk management

At March 31, 2009, the Company’s financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, bank debt, senior term notes and risk management assets and liabilities relating to the use of derivative financial instruments.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

a)         Fair value of financial assets and liabilities

The fair value of financial assets and liabilities were as follows:

	March 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held-for-trading
Cash	$6,115	$6,115	$3,892	$3,892
Other current assets	15,705	15,705	12,163	12,163
Risk management assets*	7,619	7,619	8,284	8,284
Loans and receivables
Accounts receivable	47,302	47,302	65,217	65,217
Financial liabilities
Other financial liabilities
Accounts payable	$71,197	$71,197	$125,292	$125,292
Bank debt	328,650	328,650	289,401	289,401
Senior term notes	556,405	181,469	539,920	154,300
* includes current and non-current

The carrying value of cash, accounts receivable, other current assets, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest.  The senior term notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.

b)         Risk management assets and liabilities

i)         Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	Commodity Contracts	Foreign Currency	Total March 31, 2009	Total December 31, 2008
Unrealized gain
Current asset	$7,515	$104	$7,619	$8,284

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

12.         Financial instruments and risk management (continued)

ii)         Net fair value of commodity positions

On March 31, 2009, the Company had the following commodity contracts in place:

Commodity	Term	Daily Notional Volume	Average Price	Mark-to- Market
				gain (loss)
Natural Gas
Summer collar	Apr./09 - Oct./09	15,000 GJ	$6.25 - $7.18/GJ	$7,515

Total unrealized commodity gain				$7,515

c)         Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings and other comprehensive income during the periods relating to commodity prices and foreign currency transactions are summarized below:

Period ended March 31, 2009	Commodity Contracts	Foreign Currency	Total

Unrealized change in fair value	$768	$(104)	$664
Realized cash settlements	(9,655)	-	(9,655)

Total (gain) loss	$(8,887)	$(104)	$(8,991)

Period ended March 31, 2008	Commodity Contracts	Foreign Currency	Total

Unrealized change in fair value	$27,097	$(26,324)	$773
Realized cash settlements	(611)	-	(611)

Total (gain) loss	$26,486	$(26,324)	$162

d)         Risk associated with financial assets and liabilities

The Company is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

i)         Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

12.         Financial instruments and risk management (continued)

—         Commodity price risk

The Company is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow.  The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Company does not use derivative contracts for speculative purposes.

At March 31, 2009, with respect to commodity contracts in place on that date, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $0.8 million.  A similar decline in commodity prices would have had the opposite impact.

—         Foreign exchange rate risk

Compton is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Company’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rates the Company maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At March 31, 2009, with respect to the Company’s senior term notes, a $0.01 change in the US$/CDN$ exchange rate would impact the value of the notes by $4.5 million and increase interest expense by $0.3 million before tax.

—         Interest rate risk

The Company is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Company to short-term movements in interest rates.  Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

The Company’s cash flows are impacted by changes in interest rates on the floating rate bank debt.  At March 31, 2009, a 100 bps increase in interest rates would have impacted before tax earnings by $0.8 million (March 31, 2008 - $1.0 million) assuming the change in interest rates occurred at the beginning of the year.

ii)         Credit risk

The Company is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Company.

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

12.      Financial instruments and risk management (continued)

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 1% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at March 31, 2009 were current.

In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Company’s banking syndicate.  At March 31, 2009, one financial institution held all of the outstanding in-the-money net financial instrument contracts.

The Company regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Company’s financial assets is the carrying amount.

iii)         Liquidity risk

Compton is exposed to liquidity risk which is the risk that the Company will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.  In managing liquidity risk, in addition to cash flow generated from operating activities, the Company has funds available under its credit facility.  The Company also has the ability to modify the capital expenditure program when circumstances warrant, to preserve cash.

The timing of cash outflows relating to financial liabilities are outlined below:

	1 year	2-3 years	4-5 years	Total

Accounts payable	$71,197	$-	$-	$71,197
Bank debt	-	330,000	-	330,000
Senior term notes	-	-	567,090	567,090

	$71,197	$330,000	$567,090	$968,287

13.         Foreign exchange and other (gains) and losses

Amounts charged to foreign exchange and other (gains) losses during the period ended are as follows:

Three months ended March 31,	2009	2008

Foreign exchange (gain) loss on translation of US$ debt	$16,020	$17,910
Other foreign exchange (gain) loss	212	(5)
Marketable securities valuation (gain) loss	506	(1,733)

Total (gain) loss	$16,738	$16,172

Compton Petroleum Corporation
Notes to the Consolidated Financial Statements
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
March 31, 2009

14.         Supplemental cash flow information

Amounts actually paid during the period for interest expense and capital taxes are as follows:

Three months ended March 31,	2009	2008

Interest paid	$3,961	$5,296
Taxes paid	-	-

	$3,961	$5,296

15.         Commitments and contingent liabilities

The Company is involved in various legal claims associated with normal operations.  These claims, although unresolved at the current time, in Management’s opinion, are not significant and are not expected to have a material impact on the financial position or results of operations of the Company.

Details of the Company’s commitments are disclosed in Note 21 of the audited consolidated financial statements in the Company’s annual report for the year ended December 31, 2008.  Subsequent to year end, the Company successfully re-negotiated the renewal of the MPP processing and other agreements for a further five year period.  Included in the terms of the agreement is a base monthly processing fee of $0.8 million extending over the life of the agreement which expires on April 30, 2014.

16.         Reclassification

Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.